UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE GENLYTE GROUP
INCORPORATED
(Name of Subject Company (Issuer))

GOLF MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

372302109
(CUSIP Number of Class of Securities)

Joseph E. Innamorati, Esq.
Golf Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Neil T. Anderson, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4960

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*                           A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	N/A N/A N/A N/A

☒                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                    third-party tender offer subject to Rule 14d-1.

☐                      issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Forward-looking statements
This written material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Additional Information
The tender offer described in this written material has not yet commenced, and this written material is neither an offer to purchase nor a solicitation of an offer to sell Genlyte’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Philips with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Genlyte with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Genlyte with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Genlyte at irelations@genlytegroup.com.

THE FOLLOWING WRITTEN MATERIAL WAS MADE AVAILABLE ON THE WEBSITE OF KONINKLIJKE PHILIPS ELECTRONICS N.V. ON NOVEMBER 26, 2007.

PHILIPS to Acquire Genlyte: A Leading North American Luminaires Manufacturer Amsterdam November 26, 2007

Agenda • Highlights of the Transaction • Genlyte Overview • Compelling Strategic Rationale • Value Creation Opportunity • Timetable

Philips to acquire Genlyte, a leading North American Luminaires manufacturer • Genlyte is the #2 Luminaires (lighting fixtures) manufacturer in North America with MAT1 September 2007 sales of $1,601m – All-cash offer of $95.50 per share implying a total equity value of approximately $2.7bn (€1.8bn) – Implied 2007E EBITA transaction multiple of 11.3x and 2008E EBITA transaction multiple of 10.6x2 • Genlyte acquisition presents growth opportunity in core business • Transaction fits all Philips’ acquisition criteria and will be accretive to Philips Lighting margins • Acquisition expected to close in Q1 2008 1 Moving annual total 2 EBITA forecasts based on IBES estimates as of 23-Nov-2007

Summary strategic rationale • Acquisition is consistent with Philips’ strategy to strengthen its leadership position in Lighting • Combination will create the #1 Lighting company in North America and establish Philips as a leading Global Luminaires company • Builds on recent acquisitions of Color Kinetics, LTI, TIR Systems, PLI and Lumileds • Genlyte is best-in-class among the US Luminaires players • Luminaires & Controls are a spearhead in developing “green” lighting markets, including Solid State Lighting (SSL). Genlyte will be a cornerstone of growth in SSL

Agenda • Highlights of the Transaction • Genlyte Overview • Compelling Strategic Rationale • Value Creation Opportunity • Timetable

Overview of Genlyte Segment Sales Split (2006A) Geographic Sales Split (2006A) Key Financials MAT Sep-2007 sales: $1,601m MAT Sep-2007 EBITA: $238m EBITA margin %: 14.9% • Founded in 1985 and located in Louisville, Kentucky, US • Leading manufacturer of lighting fixtures, controls and related products for the commercial, industrial and residential markets • #2 player in North America • Strong track record in organic and acquisitive growth • Key brands are Lightolier, Day-Brite, Capri, Thomas Lighting and Hadco • Approximately 6700 employees Industrial & Other 13% Residential 12% Canada 17% Other 2%

Genlyte: Outstanding financial track record MAT1 September 2004 2007 CAGR Sales ($m) EBITA ($m) Margin % 1,151 113 9.9% 1,601 238 14.9% 12% 28% • Strong sales growth2 • More than doubled EBITA • 5% higher EBITA margin Source: Company filings 1 Moving annual total 2 Includes sales growth from acquisitions

Genlyte: Key strengths • Strong #2 position in North American market • High organic revenue growth complemented with high operating margin • Diversified end-markets with limited exposure to residential market • Strong relationships with specifiers using multi-brand approach • Largest sales force of all competitors • High-end product offering • Strong focus on innovation

Genlyte: Selected application examples

Agenda • Highlights of the Transaction • Genlyte Overview • Compelling Strategic Rationale • Value Creation Opportunity • Timetable

Current position of Philips in North American and Global Luminaires Number 1 Number 2 or 3 Not in top 3 Current Market position Lamps Luminaires Lighting Electronics Automotive Lighting Special Lighting Solid State Lighting Western Europe Eastern Europe North America Latin America Japan Asia/Pacific Total

Acquisition of Genlyte makes Philips #2 in Luminaires in the US Number 1 Number 2 or 3 Not in top 3 Current Market position Lamps Luminaires Lighting Electronics Automotive Lighting Special Lighting Solid State Lighting Western Europe Eastern Europe North America Latin America Japan Asia/Pacific Total

Builds on recent acquisitions of LTI, Color Kinetics, PLI, TIR Systems and Lumileds (Enterprise Value, € bn) Lighting Acquisitions 1.9 6.5 0.6 0.6 1.0 0.7 0.6 0.1 0.8 0.2 Stentor Lumileds Life-line Witt Power Sentry Bo-dine Avent IGC PLI/TIR CK LTI Genlyte Total Acquisitions Date completed Aug Nov Mar Apr Jul Jul Sep Nov. Q1 Q3 Q4 Q1E 2005 2006 2007

Acquiring a Luminaires company is of strategic importance and offers significant benefits to “green lighting technologies” roll-out • Traditional Lighting replacement business will gradually reduce in size. Growth opportunity exists in installment business of innovative lighting solutions • New use of light starts with showing the light effect: Luminaires & Controls create lighting solutions • Market driven innovation is key when customer needs are changing: our Luminaires & Controls activities are closest to the end user • Luminaires & Controls function as our spearhead in developing “green” lighting markets (incl. SSL) • Gathering vital information about SSL market trends requires footholds for Luminaires & Controls in all major markets (regional and application segments)

Agenda • Highlights of the Transaction • Genlyte Overview • Compelling Strategic Rationale • Value Creation Opportunity • Timetable

Expected value creation from acquisition • Philips intends to: – Increase the pace of adoption of “greener technologies” (including Solid State Lighting solutions) through Genlyte’s strong relationships with specifiers and wide US sales / distribution network – Selectively expand Genlyte’s sales internationally under the Philips brand, by leveraging Philips’ global distribution network – Benefit from cost saving opportunities (manufacturing and procurement) by leveraging our global scale

Pro Forma combined financial profile 2007-Sep MAT1 Sales (€m) EBITA (€m) Margin % Combined Pre-Synergies Philips Philips Lighting Genlyte2 Philips & Genlyte Lighting & Genlyte 26,743 5,889 1,204 27,947 7,093 1,922 686 179 2,101 865 7.2% 11.6% 14.9% 7.5% 12.2% Source: Company filings 1 Moving annual total 2 Genlyte financials converted from $ to € at the average exchange rate for 01-Oct-2006 until 30-Sep-2007 of 1.33

Agenda • Highlights of the Transaction • Genlyte Overview • Compelling Strategic Rationale • Value Creation Opportunity • Timetable

Expected timetable Expected Date Milestone 26-Nov • Announcement 30-Nov • Filing of tender offer Q1-2008 • Closure of tender offer